ORIENT PAPER, INC.
Nansan Gongli, Nanhuan Road, Xushui County
Baoding City, Hebei Province, The People’s Republic of China 072550
Telephone and Fax Numbers: +86-312-8605508/8605530

December 4, 2009

Securities and Exchange Commission
100 F Street, N.E., Stop 3561
Washington, D.C. 20549
Attn: Ethan Horowitz

Re: Orient Paper, Inc.
Form 8-K Filed December 1, 2009
File No. 000-52639

Ladies and Gentlemen:

Orient Paper, Inc. (“the Company”) is responding to comments contained in the Staff letter, dated December 2, 2009, addressed to Mr. Zhenyong Liu, the Company’s Chief Executive Officer, with respect to the Company’s Current Report on Form 8-K dated December 1, 2009.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

FORM 8-K FILED DECEMBER 1, 2009

1.
We note the disclosure per your Form 8-K stating that your former registered independent accountant resigned on December 1, 2009.  This does not appear to be consistent with the disclosure per your Form 8-K filed November 19, 2009 which states that you engaged BDO Limited as your new independent accountant on October 14, 2009.  Please revise or advise.

Response:

On October 7, 2009, the Company executed an engagement letter, pending Audit Committee approval, with BDO Limited to perform auditing services for the period ended December 31, 2009.  On October 14, 2009, the Company issued a press release announcing such engagement.  As disclosed in the press release, the Company continued to engage its former registered independent accountant, Davis Accounting Group P.C., to review interim financial statements to be included in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2009.  As a result, Davis Accounting Group P.C. did not resign until December 1, 2009, at which point on December 1, 2009 the Audit Committee to the Company’s Board of Directors formally approved the appointment of BDO Limited as the Company’s new independent accountant.

2.
We note that you have engaged BDO Limited as your new independent account.  Please tell us the full name of the firm you have engaged as your new independent accountant and confirm that this firm is appropriately registered with the PCAOB.

Response:

BDO Limited is the full name of the Company’s new independent accountant, which is a PCAOB registered accounting firm.  BDO Limited changed its name from BDO McCabe Lo Limited, effective May 1, 2009. BDO Limited advised us that they have informed PCAOB for such a name change in May 2009. BDO Limited is in the process of finalizing the name change procedures with PCAOB.

In connection with the Company’s responses to the above comments, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in responses to staff comments do not foreclose the Commission from taking any action with respect to the finding; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any further comments and/or questions, please contact the undersigned at (011-86) 312-8605508 or Gregory Sichenzia, Esq. at Sichenzia Ross Friedman Ference LLP at (212) 930-9700.

Very truly yours,
/s/ Zhenyong Liu__________
Zhenyong Liu
Chief Executive Officer